Avisheh Avini | 212 692 6200 | aavini@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 9, 2014

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:

IGI Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-08568

Ladies and Gentleman:

On behalf of IGI Laboratories, Inc. (the “Company”), we hereby respond to the comments provided by a letter (the “Comment Letter”) dated September 25, 2014, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as originally filed with the Commission on March 31, 2014 (the “Annual Report”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. We are also delivering three courtesy copies of this letter to the attention of Jeffrey P. Reidler, Assistant Director, of the Commission.

Form 10-K Filed March 31, 2014

Business

Recent Developments, page 4

1.

We note that in December 2013, you executed a license, development, supply and marketing agreement with a large multi-national pharmaceutical company. Please expand your disclosure to identify the pharmaceutical company and to describe the material terms of the agreement, including the nature and scope of the intellectual property transferred, the parties’ rights and obligations, the duration of the agreement, up-front payments received, aggregate milestones receivable, royalty rates and termination provisions. Also, please file the agreement as an exhibit, or, in the alternative, please

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON| LONDON | LOS ANGELES | NEW YORK |SAN DIEGO| SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky And Popeo, P.C.

Securities and Exchange Commission

October 9, 2014

provide us with an analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: Item 601(b)(10) of Regulation S-K requires that all contracts not made in the ordinary course of business that are material to the registrant be filed as an exhibit by the registrant to its periodic filings under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as applicable. Item 601(b)(10) explains further that, “if [a] contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the … categories” enumerated therein.

The Company is a specialty generic pharmaceutical company that develops, manufactures, markets and distributes topical formulations, suppositories and injectable products. Under the Company’s own label, it sells generic topical pharmaceutical products that are bioequivalent to their brand name counterparts. The Company also provides development, formulation and manufacturing services to the pharmaceutical, over-the-counter and cosmetic markets.

Pursuant to the agreement at issue, the pharmaceutical company has licensed a generic pharmaceutical product that has been developed and manufactured by the Company for marketing and distribution by the pharmaceutical company in the United States. Given that the Company’s business is to develop and manufacture generic pharmaceutical products, the Company respectfully maintains that the agreement at issue was entered into in the ordinary course of the Company’s business and, as such, the agreement is not a material agreement that the Company would be required to file as an exhibit under Item 601(b)(10) of Regulation S-K, nor does it fall within any of the enumerated exceptions listed in Item 601(b)(10). Further, because the Company believes that the agreement is not material, the Company also respectfully submits that it is not required to amend its Annual Report to provide any additional terms of the agreement as requested by the Staff. The Company mentioned in its Annual Report that it executed this agreement merely as a general update to its business, and does not believe that expanding upon its terms would provide investors with any information that would be material to their decision to invest in IGI’s securities.

Our Products and Services, page 5

2.

Please expand your disclosure regarding your agreement with Medimetriks Pharmaceuticals, Inc. to describe the material terms of the agreement, including the parties’ rights and obligations, the duration of the agreement, any payment provisions and termination provisions. Also, please file the agreement as an exhibit, or, in the alternative, please provide us with an analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Mintz, Levin, Cohn, Ferris, Glovsky And Popeo, P.C.

Securities and Exchange Commission

October 9, 2014

Response: Pursuant to the terms of the agreement with Medimetriks Pharmaceuticals, Inc. (“Medimetriks”), Medimetriks appointed the Company as its “Authorized Generics” distributor for certain of its products. Authorized generics are prescription drugs produced by brand pharmaceutical companies and marketed under a private label, at generic prices. Authorized generics compete with generic products in that they are identical to their brand counterpart in both active and inactive ingredients, whereas generic drugs are required to contain only the identical active ingredients as the brand. Given that one of the Company’s core functions is distribution of generic pharmaceutical products, the Company believes that this agreement is also one made in the ordinary course of business and would not be required to be filed by Item 601(b)(10) of Regulation S-K; the fact that the Company is distributing a pharmaceutical product that is an “authorized generic” product versus a “generic” product is a distinction without a difference in that regard. Again, the Company mentioned the Medimetriks agreement in its Annual Report as an update to its business, that is, it is now also distributing authorized generic products, and does not believe that any further description of its terms would provide investors with any information that would be material to their decision to invest in IGI’s securities.

Novasome Technology Platform, page 7

3.

Please expand your disclosure regarding your agreement with Juventio, LLC to describe the material terms of the agreement, including the parties’ rights and obligations, the duration of the agreement, any payment provisions and termination provisions. Also, please file the agreement as an exhibit, or, in the alternative, please provide us with an analysis supporting your conclusion that it need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: Pursuant to the agreement with Juventio, LLC (“Juventio”), the Company agreed to manufacture for, and supply to, Juventio finished dose forms of certain cosmetic and over-the-counter products and formulations owned and developed by the Company, such that Juventio could distribute, promote and sell such products under its own brand in certain territories. Again, the Company respectfully submits to the Staff that this agreement was made in the ordinary course as it requires the Company to manufacture and supply generic pharmaceutical products, two ordinary, day-to-day functions that the Company performs. As a result, the Company does not believe that it is required to file this agreement pursuant to the requirements of Item 601(b)(10) of Regulation S-K, nor does it believe that additional details, aside from the fact that it has entered into this agreement, would be information that it would be material to an investor making an investment decision with respect to the Company’s securities.

* * *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company

Mintz, Levin, Cohn, Ferris, Glovsky And Popeo, P.C.

Securities and Exchange Commission

October 9, 2014

may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to this response to:

Avisheh Avini, Esq.

Mintz, Levin, Cohn, Ferris,

Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Avisheh Avini
Avisheh Avini

cc:

IGI Laboratories, Inc. (Jason Grenfell-Gardner, President and CEO)

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (Joel I. Papernik, Esq.)